Exhibit 99.2

 Q4 2024PRESENTATION  February 20, 2025

 Forward Looking Statement  This announcement and related discussions include forward looking statements made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan", "guidance" and similar expressions and include statements regarding industry trends and market outlook, supply/demand expectations, expected activity levels in the jack-up rig and oil industry, contract backlog, contracts and contract commitments, contract start dates and rates, options, LOIs and LOAs, contract coverage, potential revenue, including rates that may be achieved, expected trends in dayrates, market conditions, statements about dividends and share buybacks, statement about the global jack-up fleet, the number of rigs contracted and available and expected to be available and expected trends in the global fleet including expected new deliveries and the number of rigs under construction, statements about our expected timing of receipt of receivables and statements relating to expected timing of receipt of mobilization revenue and statements made under “Market” and "Risk and uncertainties" above, and other non-historical statements. These forward-looking statements are based upon current expectations and various assumptions, which are, by their nature, uncertain and are subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks, uncertainties, contingencies and other factors could cause our actual results, level of activity, performance, financial results or position, liquidity or achievements to differ materially from those expressed or implied by these forward-looking statements, including risks relating to our industry, business, the risk that our actual results of operations in future periods differ materially from the expected results or guidance discussed herein, the actual timing of payments to us and the risk of delays in payments to our JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions, risks relating to geopolitical events and inflation, risks relating to global economic uncertainty and energy commodity prices, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk of contract suspension, the risk that options will not be exercised, the risk that contract backlog and revenue potential will not materialize as expected, risks relating to the operations of our rigs and ability to achieve expected dates of operation and delivery of rigs and contract commencement dates, risks relating to dayrates and duration of contracts and the terms of contracts and the risk that we may not enter into contracts or that contracts are not performed as expected, risks relating to contracting newly delivered rigs, risks relating to market trends, including tender activity, risks relating to customer demand and contracting activity and suspension of operations, risks relating to our liquidity and cash flows, risks relating to our indebtedness including risks relating to our ability to repay or refinance our debt at maturity, including our secured notes maturing in 2028 and 2030, our Convertible Bonds due 2028, and debt under our revolving credit facility and risks relating to our other payment obligations on these debt instruments including interest, amortization and cash sweeps, risks relating to our ability to comply with covenants under our revolving credit facility and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to pay cash distributions and repurchase shares including the risk that we may not have available liquidity or distributable reserves or the ability under our debt instruments to pay such cash distributions, or repurchase shares and the risk that we may not complete our share repurchase program in full, and risks relating to the amount and timing of any cash distributions we declare, risks relating to future financings including the risk that future financings may not be completed when required, risk related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risk relating to military actions including in Ukraine and the Middle East and their impact on our business and industry, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.  Non-GAAP Financial Measures  The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation of non-current assets, (loss)/income) from equity method investments, total financial expense net and income tax expense. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance. For a reconciliation of Adjusted EBITDA to Net income/(loss), please see the last page of this report.  The Company provides guidance on expected Adjusted EBITDA, which is a non-GAAP financial measure. Management evaluates the Company's financial performance in part based on the basis of actual and expected Adjusted EBITDA, which management believes enhances investors' understanding of the Company's overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly, the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort. The Company disclaims any current intention to update such guidance, except as required by law

 Q4 2024 Company Overview and Highlights  1 Adj. EBITDA margin is calculated by Adjusted EBITDA divided by Total Operating Revenues  2 Dividends per share declared in the period  3 Liquidity includes undrawn RCF of $150 million  3  International Footprint and Diversified Portfolio   Strong day rates driving EBITDA growth  Adj. EBITDA  $136.7M  Q3 2024 $115.5M  Adj. EBITDA Margin1  52.0%  Q3 2024 47.8%  Solid Operational Performance  Technical Utilization98.9%  Economic Utilization  97.1%  Balance sheet focus and conservative shareholder distributions  Liquidity3  $211.6M  by YE 2024  Q4 2024 Dividend2  $0.02  Q3 2024 $0.02  Youngest Premium Jackup Fleet in the Industry  Contract Coverage  77%  In 2025  Fleet  24  Modern Rigs  Highlights  Asia  Contracted  21  Middle East  Africa  5  1  North Sea  Mexico  Available  3  SouthAmerica  1  1  2  1  6  1  6

 Key Financials Q4 2024  In $ million   Q4 2024  Q3 2024  Change ($)  Change (%)  Total operating revenues  263.1  241.6  21.5  9%  Total operating expenses  (161.9)  (158.1)  (3.8)  2%  Operating income  101.0  83.7  17.3  21%  Net income  26.3  9.7  16.6  171%  Adjusted EBITDA  136.7  115.5  21.2  18%  Cash and cash equivalents  61.6  185.7  (124.1)  (67%)  Total assets  3,419.6  3,343.3  76.3  2%  Total liabilities  2,426.3  2,355.1  71.2  3%  Total equity  993.3  988.2  5.1  1%  Quarterly Revenue progression ($m)  Quarterly Adjusted EBITDA progression ($m)  Q1 2023  Q2 2023  Q3 2023  Q4 2023  Q1 2024  11.7  Q2 2024  12.1  Q3 2024  Q4 2024  172.0  187.5  191.5  220.6  234.0  271.9  241.6  263.1  Related Party and BBC Revenue  Management contract revenue  Dayrate Revenues  Q1 2023  Q2 2023  Q3 2023  Q4 2023  Q1 2024  Q2 2024  Q3 2024  Q4 2024

 1 New mutual contracts, LOIs and LOAs including mobilization and demobilization revenues (includes bareboat charter contracts adjusted to a gross dayrate-equivalent basis)  2 Average dayrate is derived from Backlog Revenue divided by number of contracted days  5  Key Highlights  19  New Contracts  $795m  Added Backlog Revenue  $177k  Avg Day Rate2  4,500  Backlog Days  Norve has secured a new contract with Vaalco Energy in Gabon for a 320 days program commencing in July 2025  Thor has secured a new contract with an undisclosed customer in Southeast Asia for a 45 days program commencing in May 2025  Gerd has secured a binding LOA with an undisclosed customer in West Africa for a 100 days program commencing in June 2025  Groa has had a 1-year option exercised with Qatar Energy in Qatar commencing in April 2025  Contracting  2024FY   Contracting  Stats1  Arabia I and Vali have completed mobilization and are undergoing acceptance for long-term contracts with Petrobras and Mellitah Oil and Gas, respectively  Operating

 Fleet Overview  6

 Navigating volatility with strong backlog  Robust revenue visibility into 2025  Source: Petrodata by S&P Global and Company data  1 Coverage % represented by the number of contracted days divided by the total days available, not adjusted for temporary suspensions of rigs in Mexico  2 Based on an estimated net capacity of 11 rigs anticipated to be competitive internationally  7  Available Fleet Coverage1 (%)  Utilization levels steady and around 90%  ~90%  Modern Util. %, adj for Saudi2  Marketed Utilization (%)

 Contracting outlook improving into H2 2025  Source: Petrodata by S&P Global  Backlog levels returning to positive territory  Tendering pipeline improving  8  Open tenders (#) by lead time  Backlog (rig years), modern rigs

 9  In Conclusion  Good contract coverage in 2025; some capacity available  Mexico collections provides foundation  Short term volatility; long-term fundamentals intact            2  3  4  Delivered 2024 adjusted EBITDA - despite headwinds     1

 Appendix

 ADJUSTED EBITDA RECONCILIATION  1 During the three months ended March 31, 2024, the Company changed its definition of Adjusted EBITDA to exclude the adjustment for amortization of deferred mobilization and contract preparation costs as well as the adjustment for amortization of deferred mobilization, demobilization and other revenue. We believe that this change will enable us to be more closely aligned with the calculation methodology used by many of our industry peers. Adjusted EBITDA for all periods presented, including the comparative period, has been updated to reflect this change.  11  (in US$ millions)  FY 2024  FY 2023  Q4 2024  Q3 2024  Net income   82.1  22.1  26.3  9.7  Depreciation of non-current assets  131.2  117.4  35.7  31.8  Income from equity method investments  1.2  (4.9)  2.5  1.6  Total financial expense, net  232.7  199.2  62.6  56.9  Income tax (credit)/expense  58.2  34.0  9.6  15.5  Adjusted EBITDA1  505.4  367.8  136.7  115.5  Non-GAAP Financial Measures  The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation and impairment of non-current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net and income tax expense. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance.   The Company provides guidance on expected Adjusted EBITDA, which is a non-GAAP financial measure. Management evaluates the Company's financial performance in part based on the basis of actual and expected Adjusted EBITDA, which management believes enhances investors' understanding of the Company's overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly, the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort. The Company disclaims any current intention to update such guidance, except as required by law

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